Filer and Investment Company Act File Number:
North Square Investments Trust (811-23373)
Commission File Number of the Related Registration Statement: 333-227320
Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company and Investment Company Act File Number:
Investment Managers Series Trust (811-21719)

INVESTMENT MANAGERS SERIES TRUST

Oak Ridge Small Cap Growth Fund

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS DATED OCTOBER 23, 2018

DEAR SHAREHOLDERS:

This is a supplement, dated February 15, 2019 (the “Supplement”), to the proxy statement/prospectus dated October 23, 2018 (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Oak Ridge Small Cap Growth Fund (the “Oak Ridge Fund”), a series of Investment Managers Series Trust (the “IMST Trust”), a Delaware statutory trust. This Supplement relates only to the Oak Ridge Fund, as the special meeting has already concluded for the other six mutual funds that participated in the meeting with the shareholders of such other funds voting to approve the Proposal (as defined below).

Adjournment of Special Meeting for the Oak Ridge Fund to March 29, 2019

The Special Meeting was originally convened on December 6, 2018, and then adjourned and reconvened on December 28, 2018, and further adjourned and reconvened on January 31, 2019. The shareholders of the Oak Ridge Fund then adjourned the Special Meeting to Friday, March 29, 2019, at 12:00 p.m. Pacific Time, in the offices of Mutual Fund Administration, LLC, 2220 E. Route 66, Suite 226, Glendora, CA 91740 (the “Reconvened Special Meeting”).

The Special Meeting was called to vote on an Agreement and Plan of Reorganization that provides for the tax-free reorganization of seven mutual funds managed by Oak Ridge Investments, LLC, each a series of the IMST Trust, into newly created series of North Square Investments Trust (the “North Square Trust”), a Delaware statutory trust (the “Proposal”). At the Special Meeting, shareholders of six of the seven mutual funds cast sufficient votes to approve the Proposal with respect to those six funds. The Special Meeting has been adjourned with regard to the Oak Ridge Fund, the seventh fund, in order to provide shareholders of the Oak Ridge Fund additional time to vote on the Proposal as it relates to the Oak Ridge Fund. If the Proposal is approved, the Oak Ridge Fund will be reorganized into the North Square Oak Ridge Small Cap Growth Fund (the “North Square Fund”), a newly created series of the North Square Trust.

At the Reconvened Special Meeting, shareholders of the Oak Ridge Fund will consider and vote on the Proposal, as set forth in the Proxy Statement. Please read the Proxy Statement carefully for information concerning the Proposal to be brought before the Reconvened Special Meeting.

New Record Date of January 24, 2019 for Shareholders of the Oak Ridge Fund

Under the authority given by the Board of Trustees of the IMST Trust to set record dates, the IMST Trust established a new record date of January 24, 2019 (the “Record Date”) for shareholders of the Oak Ridge Fund to vote on the Proposal at the Reconvened Special Meeting. Only shareholders of record of the Oak Ridge Fund as of the close of business on the Record Date will be entitled to vote at the Reconvened Special Meeting, or any postponement or adjournment thereof. If the Proposal is approved by shareholders of the Oak Ridge Fund, the Oak Ridge Fund will reorganize into the North Square Fund, North Square Investments, LLC will serve as the investment adviser of the North Square Fund, and Oak Ridge Investments, LLC the current investment adviser of the Oak Ridge Fund, will become the sub-adviser of the North Square Fund. As of the Record Date, Oak Ridge Investments, LLC and its affiliates and employees, and North Square Investments, LLC and its affiliates and employees, in the aggregate, owned approximately 268,780 shares (1.356%) of the Oak Ridge Fund and are eligible to vote on the Proposal. These entities and individuals are expected to vote in favor of the Proposal, which increases the likelihood that the Proposal will be approved.

Capitalization

The capitalization of the Oak Ridge Fund as of the Record Date, the North Square Fund’s capitalization as of that date, and the North Square Fund’s pro forma combined capitalization as of that date after giving effect to the reorganization are as follows:

(unaudited)	Net Assets	Shares Outstanding	Net Asset Value per Share
Oak Ridge Fund Class A Shares	$111,524,445.61	8,605,281.30	$12.96
North Square Fund Class A Shares	0	0	N/A
North Square Fund Pro Forma Class A Shares	$111,524,445.61	8,605,281.30	$12.96
Oak Ridge Fund Class C Shares	$21,896,324.67	5,225,853.14	$4.19
North Square Fund Class C Shares	0	0	N/A
North Square Fund Pro Forma Class C Shares	$21,896,324.67	5,225,853.14	$4.19
Oak Ridge Fund Class I Shares	$67,670,714.94	4,732,217.83	$14.30
North Square Fund Class I Shares	0	0	N/A
North Square Fund Pro Forma Class I Shares	$67,670,714.94	4,732,217.83	$14.30
Oak Ridge Fund Class K Shares	$17,685,184.08	1,255,158.56	$14.09
North Square Fund Class K Shares	0	0	N/A
North Square Fund Pro Forma Class K Shares	$17,685,184.08	1,255,158.56	$14.09

Principal Holders – Oak Ridge Fund

As of the Record Date, the shareholders of the Oak Ridge Fund who owned of record or beneficially (to the IMST Trust’s knowledge1) 5% or more of any class of the Oak Ridge Fund’s shares are set forth below:

Principal Shareholders	Percentage of Total Outstanding Shares of the Class as of January 24, 2019
Oak Ridge Small Cap Growth Fund (Existing Fund)/Class A
National Financial Services LLC FEBO Jersey City, NJ 07310	10.03%
Merrill Lynch, Pierce, Fenner & Smith For the sole benefit of its customers Jacksonville, FL 32246	7.05%
Wells Fargo Clearing Services LLC FEBO Saint Louis, MO, 63103	6.83%
UBS Wealth Management USA Weehawken, NJ 07086	6.71%
Hartford Life Insurance Company Hartford, CT 61040	5.56%

Oak Ridge Small Cap Growth Fund (Existing Fund)/Class C
Wells Fargo Clearing Services LLC FEBO Saint Louis, MO, 63103	15.75%
Raymond James and Associates Inc. Omnibus for mutual funds St. Petersburg, FL 33716	15.19%
Stifel Nicolaus and Co. Inc. FEBO Saint Louis, MO 63102	9.07%
National Financial Services LLC FEBO Jersey City, NJ 07310	7.10%
Morgan Stanley Jersey City, NJ 07311	6.87%
M errill Lynch, Pierce, Fenner & Smith For the sole benefit of its customers Jacksonville, FL 32246	6.43%
LPL Financial Omnibus Customer Account San Diego, CA 92121	6.32%
Pershing LLC Jersey City, NJ 07399	5.87%
UBS Wealth Management USA Weehawken, NJ 07086	5.06%
Oak Ridge Small Cap Growth Fund (Existing Fund)/Class I
Wells Fargo Clearing Services LLC FEBO Saint Louis, MO, 63103	24.96%
National Financial Services LLC FEBO Jersey City, NJ 07310	12.31%
Raymond James and Associates Inc. Omnibus for mutual funds St. Petersburg, FL 33716	10.14%
UBS Wealth Management USA Weehawken, NJ 07086	8.02%
Pershing LLC Jersey City, NJ 07399	5.49%
Charles Schwab and Co. Inc. FEBO San Francisco, CA 94105	5.38%

Oak Ridge Small Cap Growth Fund (Existing Fund)/Class K
National Financial Services LLC FEBO Jersey City, NJ 07310	48.33%
Mid Atlantic Trust Company. Pittsburgh, PA 15222	11.70%
Edward D. Jones and Co. FEBO Saint Louis, MO 63131	9.55%
1.
The IMST Trust has no information regarding the beneficial owners of Oak Ridge Fund shares owned through accounts with financial intermediaries, except for information provided by Oak Ridge Investments, LLC with respect to Oak Ridge Fund shares, if any, owned by their affiliates and employees, as described above.

As of the Record Date, the officers and Trustees of the IMST Trust, as a group, did not own of record or beneficially any of the outstanding voting securities of the Oak Ridge Fund.

Principal Holders – North Square Fund

As the North Square Fund has not yet commenced operations as of the Record Date, there are no control persons or principal holders of securities.

The Trustees and officers of the North Square Trust, as a group, do not own any outstanding shares of the North Square Fund as the North Square Fund has not yet commenced operations.

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IMPORTANT INSTRUCTIONS FOR NEW SHAREHOLDERS SINCE SEPTEMBER 24, 2018:

If you became a shareholder of the Oak Ridge Fund since September 24, 2018 – Copies of the Notice and Proxy Statement and a proxy ballot or ballots relating to the proposal will be mailed to you. Once these materials are received by you, please take a moment to vote your shares by following the applicable instructions that appear on the proxy card regarding voting by Internet, telephone or mail, or by calling the Oak Ridge Fund’s proxy solicitor toll-free at 1-844-858-7382. VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

IMPORTANT INSTRUCTIONS FOR SHAREHOLDERS AS OF SEPTEMBER 24, 2018:

If you were a shareholder of the Oak Ridge Fund on September 24, 2018 – A proxy ballot or ballots relating to the proposal were previously mailed to you. Please consult the Notice and Proxy Statement for more information regarding the proposal. The Proxy Statement is available at www.proxyvote.com. If you would like another copy of the Notice and the Proxy Statement, please call 1-844-858-7382 and one will be provided free of charge.

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IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND DO NOT WISH TO CHANGE YOUR VOTE, no further action is necessary on your part. Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy ballot(s) or pursuant to your instructions previously submitted by telephone or through the Internet.

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IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the proxy card regarding voting by Internet, telephone or mail, or by calling the Oak Ridge Fund’s proxy solicitor toll-free at 1-844-858-7382.

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IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares by following the applicable instructions that appear on the proxy card regarding voting by Internet, telephone or mail, or by calling Oak Ridge Fund’s proxy solicitor toll-free at 1-844-858-7382. VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

YOUR VOTE IS IMPORTANT.
IF YOU HAVE NOT ALREADY DONE SO, PLEASE RETURN YOUR PROXY CARD PROMPTLY OR VOTE BY USING THE TOLL-FREE TELEPHONE OR INTERNET ADDRESS LISTED ABOVE.

Whether or not you plan to attend the Special Meeting, we urge you to authorize proxies to cast your votes. You can do this in one of the following three ways: (1) by completing, signing, dating and promptly returning the proxy card in the postage prepaid envelope that will be provided; (2) by calling the toll-free telephone number listed on your proxy card, or (3) via the Internet at the website shown on your proxy card. Your prompt voting by proxy will help ensure a quorum at the Special Meeting. Voting by proxy will not prevent you from voting your shares in person at the Special Meeting. You may revoke your proxy before it is exercised at the Special Meeting, either by writing to the Secretary of the IMST Trust at the address noted in the Proxy Statement or in person at the time of the Special Meeting.  A prior proxy can also be revoked by proxy voting again through the website or toll-free telephone number listed above.

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Dated February 15, 2019